UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 27, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Disposition

Controlled Subsidiary Investment –RR CEDARS GP, LLC

On August 22, 2017, we directly acquired ownership of a “majority-owned subsidiary”, RR CEDARS GP, LLC (the “RSE Railfield Controlled Subsidiary”), for an initial purchase price of $4,434,622, which was the initial stated value of our equity interest in the RSE Railfield Controlled Subsidiary (the “Initial RSE Railfield Investment”). Our total investment (including renovation costs) totaled approximately $4,877,281 (the “RSE Railfield Investment”). The RSE Railfield Controlled Subsidiary used the proceeds of the RSE Railfield Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 168 units located at 1101 Leah Ave, San Marcos, TX 78666 (the “Cedars of San Marcos”).

The 1-U filing for our initial acquisition of an equity interest in the RSE Railfield Controlled Subsidiary can be found here. On March 6, 2018, we filed performance projections for the RSE Railfield Controlled Subsidiary and Cedars of San Marcos, which can be found here. On January 15, 2019, we provided an update on property management performance at the Cedars of San Marcos, which can be found here.

On September 27, 2021, the RSE Railfield Controlled Subsidiary sold the Cedars of San Marcos for a sales price of approximately $22,850,000. Proceeds from the sale totaled approximately $7,136,000, net of repayment of approximately $12,523,000 of outstanding principal and interest on the senior loan, approximately $2,592,000 of prepayment penalty on the loan, and approximately $609,000 of closings costs, fees, taxes and rent proration plus uncollected utility and expenses reimbursement of approximately $10,000. Pursuant to the agreements governing the RSE Railfield Investment, we received a corresponding cash flow distribution of approximately $6,712,000 from the RSE Railfield Controlled Subsidiary, yielding an internal rate of return of approximately 10.1%.

This completes the sale of the Cedars of San Marcos and, hence, the liquidation, with the exception of the hold backs for invoices received post-closing, of the RSE Railfield Investment.

The post-closing proceeds will include approximately $450,000 of escrows on deposit and cash on hand. Approximately $100,000 was withheld by the RSE Railfield Controlled Subsidiary for any property-level expenses invoiced after closing. Pursuant to the agreements governing the RSE Railfield Investment, we expect to receive a corresponding cash flow distribution of approximately $266,000 in the post-closing period.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the issuer’s most recently filed Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 1, 2021